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                                                     Commission File No. 0-20900


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              Compuware Corporation
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             (Exact name of registrant as specified in its charter)
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
                      Michigan                                                38-2007430
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       (State of incorporation or organization)                   (I.R.S. Employer Identification No.)

31440 Northwestern Highway, Farmington Hills, Michigan                          48334-2564
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         (Address of principal executive offices)                               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class               Name of each exchange on which
           to be so registered               each class is to be registered
           -------------------               -----------------------------------

                  None                                      None

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

         Securities Act registration statement file number to which this form
relates:     (if applicable).
         ---

Securities to be registered pursuant to Section 12(g) of the Act:

          Series A Junior Participating Preferred Stock Purchase Rights
--------------------------------------------------------------------------------
                                (Title of Class)


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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On October 23, 2000, the Board of Directors of Compuware Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding Common Share, par value $0.01 per share (the "Common Shares"), of the Company. The dividend is payable to the shareholders of record at the close of business on November 9, 2000 (the "Record Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in some circumstances, with respect to Common Shares issued after the Distribution Date. Also on October 23, 2000, the Board of Directors of the Company adopted the Rights Agreement (the "Rights Agreement"), dated as of October 25, 2000 between the Company and EquiServe Trust Company, N.A. (the "Rights Agent"), pursuant to which the Rights registered under this Form 8-A are issued. A copy of the Rights Agreement is attached as an exhibit to this Form 8-A and is incorporated in this Form 8-A by reference. The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement.

         There will be associated with each outstanding Common Share one Right, which, when it becomes exercisable, will entitle the registered holder, until November 9, 2010 (or, if earlier, until the redemption of the Rights), to purchase from the Company one two-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company at an exercise price of $40.00 per one two-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The terms of the Preferred Shares are summarized below and are set forth in a Certificate of Designation of Series A Junior Participating Preferred Stock attached as Exhibit A to the Rights Agreement.

         Initially, the Rights will be evidenced by the certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will become exercisable and separate from the Common Shares upon the earlier to occur of (1) the first date of public announcement that a person or group of affiliated or associated persons, other than the Company, any subsidiary, or an employee benefit plan of the Company or one of its subsidiaries, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as defined below, specified acquisitions of Common Shares by the Company, specified inadvertent acquisitions, and specified acquisitions specifically permitted by the Company's Board of Directors), or (2) the close of business on the tenth business day (or such later date as the Company's Board of Directors may determine) following the commencement of, or public announcement of an intention to commence (which tender offer is not terminated within such ten business days), a tender or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person (as defined hereafter), the earlier of such dates being called the "Distribution Date". A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (1) above is an "Acquiring Person." The first date of public announcement that a person or group has become an Acquiring Person is the "Shares Acquisition Date."

         The Rights Agreement provides that, until the Distribution Date, the right to receive Right Certificates will be transferable only with the Common Shares. Until the Distribution Date





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(or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of any certificates for Common Shares, with or without such notation or a copy of the Summary of Rights attached, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and, thereafter, such separate Right Certificates alone will evidence the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on November 9, 2010 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company as described below.

         The Preferred Share purchasable upon the exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a preferential quarterly dividend in an amount equal to the greater of $1.00 per share and 2,000 times the dividend declared on each Common Share. In the event of liquidation, the holders of Preferred Shares will receive a preferential liquidation payment equal to the greater of $1,000 per share and 2,000 times the payment made per Common Share, plus, in each case, accrued and unpaid dividends. In the event of any merger, consolidation, statutory share exchange, combination or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 2,000 times the amount received per Common Share. Each Preferred Share will have 2,000 votes, voting together with the Common Shares. The rights of the holders of Preferred Share as to dividends, liquidation and voting, and in the event of mergers, consolidations and statutory share exchanges, are protected by customary anti-dilution provisions.

         In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding Common Shares at a price and on terms which a majority of the Company's directors determines to be adequate and in the best interests of the Company and its shareholders, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer")), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive upon exercise, at the then current exercise price of the Right, that number of Common Shares (or, in certain circumstances, one two-thousandths of a Preferred Share) having an average market value during a specified time period equal to two times the exercise price of such Right. Notwithstanding the foregoing, following the occurrence of a person becoming an Acquiring Person, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will immediately become null and void. In other words, the Rights holders, other than the Acquiring Person and certain others, may purchase Common Shares (or, in certain circumstances, Preferred Shares) at a 50% discount.





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         Alternatively, in the event that, at any time on or following the
Shares Acquisition Date, (1) the Company is a party to a merger or statutory share exchange in which the holders of all of the outstanding Common Shares immediately before the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (2) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights that have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, at the then current exercise price of the Right, common shares of the acquiring or surviving company having an average market value during a specified time period equal to two times the exercise price of the Right. In other words, the Rights holders, other than the Acquiring Person and certain others, may purchase the acquiring or surviving company's common shares at a 50% discount.

         The Purchase Price payable, and the number of one two-thousandths of a Preferred Share or Common Shares issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (2) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (3) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the exercise price of the Rights are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions or combinations of the Common Shares occurring, in any such case, before the Distribution Date.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company will not be required to issue fractional Preferred Shares (other than fractions that are integral multiples of one two-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) or fractional Common Shares and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Share or Common Shares, as applicable, on, or an average ending immediately before, the last trading date before the date of exercise.

         At any time before a person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, after 60 days after the later of the date holders of Rights begin to have Flip-In Rights and the effective date of a registration statement under the Securities Act of 1933 with respect to securities issuable upon exercise of such Flip-In Rights, but before holders of Rights begin to have Flip-Over Rights, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price; provided that such redemption is (1) in connection with a merger,





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statutory share exchange or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike but not involving an Acquiring Person or its affiliates or associates, or (2) at a time when no other persons are Acquiring Persons and the Acquiring Person is not the beneficial owner of 10% of the Common Shares. The Redemption Price may, at the option of the Company, be paid in cash or Common Shares. Effective at the time of adoption by the Board of Directors of a resolution authorizing the redemption of the Rights (or such other date chosen by the Board of Directors in authorizing such redemption), the right to exercise the Rights shall terminate and the only right of holders of the Rights will be to receive the Redemption Price.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company before the Distribution Date without the consent of the Rights holders. From and after the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement, so long as no amendment to adjust the time period governing redemption shall be made at a time when the Rights are not redeemable.

         As of October 25, 2000, there were 364,892,301 Common Shares outstanding and 57,811,388 shares reserved for issuance. One Right will be distributed to shareholders of the Company for each Common Share owned of record by them on November 9, 2000. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share issued so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 800,000 Preferred Shares.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger, statutory share exchange or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger, statutory share exchange or business combination, the Board of Directors may, at its option, at any time before the time that any person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

         The Rights Agreement, dated as of October 25, 2000, between the Company and EquiServe Trust Company, N.A., as Rights Agent, specifying the terms of the Rights (which includes as Exhibit A the form of Certificate of Designation of Series A Junior Participating Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares), is attached as an exhibit and is incorporated in this Form 8-A by reference. The foregoing description of the Rights is qualified by reference to such exhibit.






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ITEM 2. EXHIBITS.

         1. Rights Agreement, dated as of October 25, 2000, between Compuware Corporation and EquiServe Trust Company, N.A., which includes as Exhibit A the form of Certificate of Designation of Series A Junior Participating Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the first date of public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding Common Shares or close of business on the tenth business day (or such later date as the Board of Directors of the Company may determine) after a person or group commences or publicly announces an intention to commence a tender or exchange offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights Agreement).








































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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: October 26, 2000                   COMPUWARE CORPORATION


                                          By:  /s/ Thomas Costello, Jr.
                                             -----------------------------------

                                               Its: Vice President and Secretary
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                                INDEX OF EXHIBITS

Exhibit           Description
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
1.                Rights Agreement, dated as of October 25, 2000, between
                  Compuware Corporation and EquiServe Trust Company, N.A., which includes as Exhibit A the form of Certificate of Designation of Series A Junior Participating Preferred Stock, as Exhibit B
                  the form of Rights Certificate and as Exhibit C the Summary of
                  Rights to Purchase Preferred Shares. Pursuant to the Rights
                  Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the first date of public announcement that a person or group has acquired
                  beneficial ownership of 15% or more of the outstanding Common
                  Shares or close of business on the tenth business day (or such later date as the Board of Directors of the Company may
                  determine) after a person or group commences or publicly
                  announces an intention to commence a tender or exchange offer if, upon consummation thereof, such person would become an
                  Acquiring Person (as defined in the Rights Agreement).

